No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2011

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On April 25, 2011, Honda Motor Co., Ltd. updated the earthquake impact on its Operations.

Exhibit 2:

On April 25, 2011, Honda Siel Cars India Ltd., leading manufacturer of premium cars in India, announced production cut at its Greater Noida plant by about 50% from May, 2011.

Exhibit 3:

On April 28, 2011, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2011.

Exhibit 4:

On April 28, 2011, Honda Motor Co., Ltd. (the “Company”) announced that significant discrepancies occurred between unconsolidated financial results of the fiscal year ended March 31, 2011 and the Company’s forecasts for the same period that were announced on October 29, 2010, and between consolidated financial results and the Company’s forecasts for the same period that were announced on January 31, 2011. The Company also announces an accrual of extraordinary loss in its unconsolidated financial results for the fiscal year ended March 31, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Operating Officer for
Business Management Operations
(Chief Financial Officer)
Honda Motor Co., Ltd.

Date: May 11, 2011

Honda Outlook for Future Auto Production as of April 25, 2011

TOKYO, Japan, April 25, 2011 — Following is the current outlook for the impact of the major earthquake in Northeastern Japan on Honda’s automobile production operations within and outside of Japan.

Concerning production in Japan of finished units and parts for overseas production, production volume will remain at approximately 50% of the original production plan until the end of June. As the supply of parts remains fluid, decisions concerning production from July on will be made step-by-step while monitoring the situation, toward the expected normalization of production in Japan before the end of 2011.

Concerning automobile production outside of Japan, decisions will be made step-by-step while monitoring the situation.

Honda is exerting a company-wide effort to normalize our production as soon as possible.

We deeply regret any inconvenience experienced by our customers and ask for their understanding during these challenging times.

HSCI Announces Production Cut

Honda Motor reduces production by 50% at plants in Japan

New Delhi, 25 April 2011 — Honda Siel Cars India Ltd., leading manufacturer of premium cars in India, today announced production cut at its Greater Noida plant by about 50% from May, 2011.

The announcement comes following a production cut by Honda Motor at its plants in Japan following a shortage of components due to the impact of the Tsunami on its parts suppliers.

Commenting on the situation Mr. Jnaneswar Sen, Sr. Vice President Marketing & Sales said, “We are experiencing gaps in our supply chain due to the situation in Japan, resulting in production cuts. We are moving to single shift operations from May, 2011, while carefully monitoring the situation. We plan to get back to normal production as soon as supplies normalize.”

The situation with parts supply in Japan remains fluid, production of component parts and vehicles at Honda plants is at approximately 50% of the original production plan. Honda will carefully monitor the situation and manage its operations accordingly.

Most of Japan-based Honda suppliers are making progress to restart production, and many either have or are ready to resume parts production. However, there are a few suppliers that have yet to resolve the challenge to resume their production. In those cases, Honda is working with its suppliers to help reestablish their operations, while evaluating other possible sources for those parts in the supply chain.

Honda is making every effort to work towards a full recovery after July to reduce inconvenience to customers.

The March 11 earthquake and tsunami in Japan disrupted the operations of automobile component manufacturers in the coastal region, impacting the automobile industry globally.

April 28, 2011

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2011

Tokyo, April 28, 2011 – Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2011.

Fourth Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal fourth quarter ended March 31, 2011 totaled JPY 44.5 billion (USD 536 million), a decrease of 38.3% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 24.72 (USD 0.30), a decrease of JPY 15.06 from JPY 39.78 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,213.0 billion (USD 26,616 million), a decrease of 2.9% from the same period last year, due primarily to the unfavorable currency translation effects, despite increased revenue in the motorcycle business together with revenue related to licensing agreements. Honda estimates that if calculated at the same exchange rate as the corresponding period last year, revenue for the quarter would have increased by approximately 3.3%.

Consolidated operating income for the quarter amounted to JPY 46.2 billion (USD 556 million), a decrease of 51.9% from the same period last year, due primarily to increased SG&A expenses, unfavorable foreign currency effects, and impact of the Great East Japan Earthquake occurred on March 11, 2011 (the “Earthquake”) despite continuing cost reduction efforts, decreased R&D expenses, increased sales volume and model mix and operating income related to licensing agreements.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 76.6 billion (USD 921 million), a decrease of 18.1% from the same period last year, despite non-operating income related to dissolution of the joint venture.

Equity in income of affiliates amounted to JPY 25.0 billion (USD 301 million) for the quarter, an increase of 4.7 % from the corresponding period last year.

*	For detailed information of the Earthquake, please refer to [11] Other, 3. Impact on the Company’s consolidated financial position or results of operations of the Great East Japan Earthquake occurred on March 11, 2011 below.

**	For detailed information of the dissolution and licensing agreements, please refer to [11] Other, 2. Dissolution of the joint venture below.

Business Segment

With respect to Honda’s sales for the fiscal fourth quarter by business segment, motorcycle unit sales totaled 2,934 thousand units, an increase of 12.8% from the same period last year* due mainly to increased unit sales in Asia and Other regions including South America. Revenue from sales to external customers increased 5.4%, to JPY 353.1 billion (USD 4,247 million), from the same period last year, due mainly to increased unit sales and revenue related to licensing agreements, despite the unfavorable currency translation effects. Operating income totaled to JPY 48.1 billion (USD 579 million), an increase of 71.8% from the same period last year, due primarily to increased unit sales and model mix and operating income related to licensing agreements, despite increased SG&A expenses and unfavorable foreign currency effects.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,810 thousand units for the period.

**	For detailed information of licensing agreements, please refer to [11] Other, 2. Dissolution of the joint venture below.

Honda’s automobile unit sales totaled 860 thousand units**, a decrease of 1.6% from the same period last year due mainly to decreased unit sales in Japan, despite increased unit sales in North America. Revenue from sales to external customers decreased 4.4%, to JPY 1,645.3 billion (USD 19,788 million), from the same period last year, due mainly to unfavorable currency translation effects. Honda reported an operating loss of JPY 39.1 billion (USD 471 million), a deterioration of JPY 63.1 billion from the same period last year, due primarily to increased SG&A expenses, unfavorable foreign currency effects and the impact of the Earthquake, despite continuing cost reduction efforts and decreased R&D expenses.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from customers in the financial services business decreased 6.8%, to JPY 134.5 billion (USD 1,618 million) from the same period last year. Operating income decreased 16.1% to JPY 39.6 billion (USD 476 million) from the same period last year due mainly to the unfavorable foreign currency effects, despite the decreased allowance for losses on credit and lease residual values.

Honda’s power product unit sales totaled 1,746 thousand units, an increase of 7.1% from the same period last year due to an increase of unit sales in all the regions. Revenue from sales to external customers in power product and other businesses increased 1.8%, to JPY 80.0 billion (USD 963 million), from the same period last year, due mainly to increased unit sales in power products, despite unfavorable currency translation effects. Honda reported an operating loss of JPY 2.3 billion (USD 28 million), an improvement of JPY 0.7 billion from the same period last year, primarily due to continuing cost reduction efforts and increased sales volume and model mix of power products, despite increased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal fourth quarter by geographic area, in Japan, revenue from domestic and exports sales amounted to JPY 893.8 billion (USD 10,750 million), a decrease of 0.1% from the same period last year, due mainly to decreased revenue in the automobile business, despite revenue related to licensing agreements. Honda reported an operating loss of JPY 21.8 billion (USD 262 million), a deterioration of JPY 13.0 billion from the same period last year, due primarily to decreased sales volume and model mix, increased SG&A expenses, unfavorable foreign currency effects and the impact of the Earthquake, despite continuing cost reduction efforts, decreased R&D expenses and operating income related to licensing agreements.

In North America, revenue decreased by 2.7%, to JPY 976.6 billion (USD 11,745 million), from the same period last year due mainly to unfavorable currency translation effects. Operating income totaled JPY 24.5 billion (USD 296 million), a decrease of 65.3% from the corresponding period last year, due primarily to increased SG&A expenses and the unfavorable foreign currency effects, despite increased sales volume and model mix.

In Europe, revenue decreased by 5.2%, to JPY 197.3 billion (USD 2,374 million), from the same period last year, due primarily to unfavorable currency translation effects. Honda reported an operating loss of JPY 1.7 billion (USD 21 million), an improvement of JPY 5.8 billion from the same period last year, primarily due to continuing cost reduction efforts and decreased SG&A expenses, despite the unfavorable foreign currency effects.

In Asia, revenue increased by 10.1%, to JPY 472.4 billion (USD 5,681 million), from the same period last year, due mainly to increased revenue in the automobile business and the motorcycle business, despite the unfavorable currency translation effects. Operating income increased by 6.8%, to JPY 32.1 billion (USD 386 million), from the corresponding period last year, due mainly to increased sales volume and mix and decrease in fixed costs as volume of production increase, despite increased SG&A expenses and unfavorable foreign currency effects.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other regions including South America, the Middle East, Africa and Oceania, revenue increased by 5.2%, to JPY 264.3 billion (USD 3,179 billion) from the same period last year, due mainly to increased revenue in the motorcycle business and the automobile business, despite the unfavorable foreign currency effects. Operating income totaled JPY 13.1 billion (USD 158 million), a decrease of 30.4% from the same period last year, primarily due to increased SG&A expenses and the unfavorable foreign currency effects, despite increased sales volume and model mix.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 83.15=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2011.

Fiscal Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal year ended March 31, 2011 totaled JPY 534.0 billion (USD 6,423 million), an increase of 99.0% from the previous fiscal year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal year amounted to JPY 295.67 (USD 3.56), an increase of JPY 147.76 from JPY 147.91 for the previous fiscal year.

Consolidated revenue for the period amounted to JPY 8,936.8 billion (USD 107,479 million), an increase of 4.2% from the previous fiscal year, primarily due to increased revenue in the automobile business and the motorcycle business, despite the unfavorable currency translation effects. Honda estimates that if calculated at the same exchange rate as the previous fiscal year, revenue for the period would have increased by approximately 8.7%.

Consolidated operating income for the period totaled JPY 569.7 billion (USD 6,852 million), an increase of 56.6% from the previous fiscal year, due primarily to increased sales volume and model mix, decrease in fixed costs as volume of production increase and continuing cost reduction efforts, despite increased SG&A expenses and R&D expenses, the unfavorable foreign currency effects, and the impact of the Earthquake.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 630.5 billion (USD 7,583 million), an increase of 87.6% from the previous fiscal year due mainly to increased operating income and the non-operating income related to the dissolution of the joint venture.

Equity in income of affiliates amounted to JPY 139.7 billion (USD 1,681 million) for the period, an increase of 49.8% from the previous fiscal year.

Business Segment

With respect to Honda’s sales for the fiscal year by business segment, unit sales of motorcycles totaled 11,445 thousand units, an increase of 18.7% from the previous fiscal year*, due mainly to increased unit sales in Asia and Other regions including South America. Revenue from sales to external customers increased 13.0%, to JPY 1,288.1 billion (USD 15,492 million) from the previous fiscal year, primarily due to increased unit sales and revenue related to licensing agreements. Operating income totaled to JPY 138.5 billion (USD 1,667 million), an increase of 135.6% from the previous fiscal year, due primarily to increased sales volume and model mix, decrease in fixed costs as volume of production increase, and operating income related to licensing agreements.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 7,920 thousand units for the period.

Honda’s unit sales of automobiles for the fiscal year totaled 3,512 thousand units, an increase of 3.5% from the previous fiscal year, due mainly to increased unit sales in North America and Asia, despite decreased unit sales in Japan and Europe. Revenue from sales to external customers increased 3.6%, to JPY 6,794.0 billion (USD 81,709 million), from the previous fiscal year**, due mainly to increased unit sales, despite unfavorable foreign currency translation effects. Operating income totaled JPY 264.5 billion (USD 3,182 million), an increase of 108.7% compared to the previous fiscal year, due primarily to increased sales volume and model mix, decrease in fixed costs as volume of production increase, and continuing cost reduction efforts, despite increased SG&A expenses and R&D expenses, the unfavorable foreign currency effects, and the impact of the Earthquake.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from the financial services business to external customers decreased 7.3%, to JPY 561.8 billion (USD 6,758 million), from the same period last year, primarily due to unfavorable currency translation effects. Operating income decreased 4.4%, to JPY 186.2 billion (USD 2,240 million), from the previous fiscal year due mainly to unfavorable foreign currency effects, despite the decreased allowance for losses on both credit and lease residual values.

Honda’s unit sales of power products totaled 5,509 thousand units, an increase of 16.1% from the previous fiscal year due primarily to an increase in unit sales in all the regions. Revenue from sales to external customers in power product and other businesses increased by 5.4%, to JPY 292.6 billion (USD 3,520 million), from the previous fiscal year, due mainly to increased unit sales of power products. Honda reported an operating loss of JPY 5.5 billion (USD 66 million), an improvement of JPY 11.1 billion from the previous fiscal year due primarily to increased sales volume and model mix of power products, despite increased SG&A expenses and unfavorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal year by geographic area, in Japan, revenue from domestic and export sales was JPY 3,611.2 billion (USD 43,430 million), an increase of 9.2% compared to the previous fiscal year, due primarily to increased revenue in the automobile business and revenue related to licensing agreements. Operating income totaled JPY 66.1 billion (USD 795 million), an increase of JPY 95.2 billion from the previous fiscal year, due primarily to increased sales volume and mix, continuing cost reduction efforts and operating income related to licensing agreements, despite the increased SG&A expenses and R&D expenses, the unfavorable foreign currency effects, and the impact of the Earthquake.

In North America, revenue increased by 6.1%, to JPY 4,147.8 billion (USD 49,885 million), from the previous fiscal year, due primarily to increased revenue in the automobile business, despite the unfavorable currency translation effects. Operating income totaled JPY 300.9 billion (USD 3,619 million), an increase of 27.3% from the previous fiscal year.

In Europe, revenue decreased by 15.3%, to JPY 699.2 billion (USD 8,410 million), from the previous fiscal year, due primarily to decreased revenue in the automobile business and the unfavorable currency translation effects. Honda reported an operating loss of JPY 10.2 billion (USD 123 million), an improvement of JPY 0.6 billion from the previous fiscal year.

In Asia, revenue increased by 21.2%, to JPY 1,841.1 billion (USD 22,143 million), from the previous fiscal year, due mainly to increased revenue in the automobile business and in the motorcycle business, despite the unfavorable currency translation effects. Operating income increased by 33.3%, to JPY 150.6 billion (USD 1,812 million), from the previous fiscal year.

In Other Regions, revenue increased by 9.5%, to JPY 982.0 billion (USD 11,811 million), compared to the previous fiscal year, due mainly to increased revenue in the motorcycle business and in the automobile business, and favorable currency translation effects. Operating income totaled JPY 69.5 billion (USD 836 million), an increase of 51.8% from the same period last year.

Consolidated Statements of Balance Sheets for the Fiscal Year Ended March 31, 2011

From March 31, 2010, total assets decreased JPY 58.2 billion (USD 700 million), to JPY 11,570.8 billion (USD 139,157 million) at March 31, 2011, mainly due to unfavorable currency translation effects, despite increased cash and cash equivalents, increased property on operating leases, and increased finance subsidiaries-receivables, net, primarily due to the consolidation of former qualifying special purpose entities (QSPEs) utilized in legacy off-balance sheet securitizations until the year ended March 31, 2010. From March 31, 2010, total liabilities decreased by JPY 184.7 billion (USD 2,222 million), to JPY 6,987.9 billion (USD 84,040 million) at March 31, 2011, mainly due to the currency translation effects, despite increased current liabilities primarily due to the consolidation of former QSPEs utilized in legacy off-balance sheet securitizations until the year ended March 31, 2010. From March 31, 2010, total equity increased JPY 126.4 billion (USD 1,521 million), to JPY 4,582.9 billion (USD 55,116 million) due mainly to net income, despite foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal Year

Consolidated cash and cash equivalents at March 31, 2011 increased by JPY 159.1 billion (USD 1,914 million) from March 31, 2010, to JPY 1,279.0 billion (USD 15,382 million). The reasons for the increases or decreases for each cash flow activity compared with the previous fiscal year are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 1,070.8 billion (USD 12,878 million) of cash inflows for the fiscal year ended March 31, 2011. Cash inflows from operating activities decreased by JPY 473.3 billion (USD 5,693 million) compared with the previous fiscal year, due mainly to increased payments for parts and raw materials primarily due to an increase in automobile production, despite an increase in cash received from customers, primarily due to increased unit sales in the automobile business.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 731.3 billion (USD 8,796 million) of cash outflows. Cash outflows from investing activities increased by JPY 135.6 billion (USD 1,631 million) compared with the previous fiscal year, due mainly to an increase in acquisitions of finance subsidiaries-receivables and an increase in purchase of operating lease assets, despite an increase in collections of finance subsidiaries-receivables and an increase in proceeds from sales of operating lease assets.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 100.4 billion (USD 1,208 million) of cash outflows. Cash outflows from financing activities decreased by JPY 458.8 billion (USD 5,518 million), compared with the previous fiscal year, due mainly to an increase in debts which decreased in the previous fiscal year, despite purchases of the Company’s own shares and an increase in dividends paid.

Supplemental information for cash flows

	FY2010 Year-end	FY2011 Year-end
Shareholders’ equity ratio (%)	37.2	38.5
Shareholders’ equity ratio on a market price basis (%)	51.5	48.7
Repayment period (years)	2.7	3.8
Interest coverage ratio	11.1	9.8

•	Shareholders’ equity ratio: Honda Motor Co., Ltd. shareholders’ equity / total assets

•	Shareholders’ equity ratio on a market price basis: issued common stock stated at market price / total assets

•	Repayment period: interest bearing debt / cash flows from operating activities

•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows. Interest bearing debt represents Honda’s outstanding debts with interest payments, which are included on the consolidated balance sheets.

3.	“Shareholders’ equity ratio” is calculated based on “total Honda Motor Co., Ltd. shareholders’ equity”.

Forecasts for the Fiscal Year Ending March 31, 2011

The Company is currently unable to reasonably calculate forecasts of the consolidated financial results for the fiscal six months ending September 30, 2011, or for the fiscal year ending March 31, 2012, due to the impact of the Great East Japan Earthquake that occurred on March 11, 2011.

Therefore, the Company will release the forecasts of the consolidated financial results for the fiscal six months ending September 30, 2011 and for the fiscal year ending March 31, 2012 as soon as they become available.

Profit Redistribution Policy and Dividend per Share of Common Stock for fiscal years 2011

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to net income attributable to Honda Motor Co., Ltd.) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of JPY 15 per share for the year ended March 31, 2011. As a result, total cash dividends for the year ended March 31, 2011, together with the first quarter cash dividends of JPY 12, the second quarter cash dividends of JPY 12 and the third quarter cash dividends of JPY 15, are planned to be JPY 54 per share, an increase of JPY 16 per share from the annual dividends paid for the year ended March 31, 2010.

Also, please note that the year-end cash dividends for the year ended March 31, 2011 is a matter to be resolved at the general meeting of shareholders.

The dividend forecast for the fiscal year ending March 31, 2012 is not determined, as the Company is currently unable to reasonably calculate forecasts of the consolidated financial results for the fiscal year ending March 31, 2012, due to the impact of the Great East Japan Earthquake that occurred on March 11, 2011.

Risk Factors

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, Honda’s business, financial condition or results of operations could be adversely affected. In that event, the trading prices of Honda’s common stock and American Depositary Shares could decline, and you may lose all or part of your investment. Additional risks not currently known to Honda or that Honda now deems immaterial may also harm Honda and affect your investment.

Risks Relating to the Great East Japan Earthquake and its Aftermath

The Great East Japan Earthquake that occurred on March 11, 2011 and the nuclear power plant disaster have caused and will continue to cause significant damage to the Japanese economy. On March 11, 2011, Honda temporarily suspended production at its sites located in Japan due to the effects of this disaster, which includes a shortage of parts supplies. By April 11, 2011, Honda had resumed production activities at all of its production sites; however, production at Honda’s automobile plants both in and outside of Japan has been reduced. In addition, Honda’s business sites, such as Honda’s R&D subsidiary located in Tochigi Prefecture, were heavily damaged, and Honda is currently working to restore them. Honda’s production activities may be affected depending on the status of parts supplies, and on the status of infrastructure, such as the supply of electricity and logistics services. Furthermore, sales in domestic and international markets may decline. If these effects are magnified or continue for an extended period, Honda’s results of operations may be adversely affected.

Risks Relating to Honda’s Industry

Honda may be adversely affected by market conditions

Honda conducts its operations in Japan and throughout the world, including North America, Europe and Asia. A sustained loss of consumer confidence in these markets, which may be caused by continued economic slowdown, recession, changes in consumer preferences, rising fuel prices, financial crisis or other factors could trigger a decline in demand for automobiles, motorcycles and power products that may adversely affect Honda’s results of operations.

Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets may experience sharp changes over short periods of time. This volatility is caused by many factors, including fierce competition, which is increasing, short-term fluctuations in demand from instability in underlying economic conditions, changes in tariffs, import regulations and other taxes, shortages of certain materials and components, high material prices and sales incentives by Honda or other manufacturers or dealers. There can be no assurance that such price volatility will not continue or intensify or that price volatility will not occur in markets that to date have not experienced such volatility.

Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

Risks Relating to Honda’s Business Generally

Currency and Interest Rate Risks

Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world, including Japan, and exports products and components to various countries.

Honda purchases materials and components and sells its products and components in foreign currencies. Therefore, currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly, currency fluctuations have an effect on Honda’s results of operations and financial condition, as well as Honda’s competitiveness, which will over time affect its results.

Since Honda exports many products and components, particularly from Japan, and generates a substantial portion of its revenues in currencies other than the Japanese yen, Honda’s results of operations would be adversely affected by an appreciation of the Japanese yen against other currencies, in particular the U.S. dollar.

Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest rate risk, Honda uses derivative financial instruments in order to reduce the substantial effects of currency fluctuations and interest rate exposure on our cash flow and financial condition. These instruments include foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. Honda has entered into, and expects to continue to enter into, such hedging arrangements. As with all hedging instruments, there are risks associated with the use of such instruments. While limiting to some degree our risk fluctuations in currency exchange and interest rates by utilizing such hedging instruments, Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates. Honda is also exposed to the risk that its counterparties to hedging contracts will default on their obligations. Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. However, any default by such counterparties might have an adverse effect on Honda.

Legal and Regulatory Risks

The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulations

Regulations regarding vehicle emission levels, fuel economy, noise and safety and noxious substances, as well as levels of pollutants from production plants, are extensive within the automobile, motorcycle and power product industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations.

Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and may continue to be of value in the future. Honda does not regard any of its businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal infringement of some or a large group of Honda’s intellectual property rights, would have an adverse effect on Honda’s operations.

Honda is subject to legal proceedings

Honda is and could be subject to suits, investigations and proceedings under relevant laws and regulations of various jurisdictions. A negative outcome in any of the legal proceedings pending against Honda could adversely affect Honda’s business, financial condition or results of operations.

Risks Relating to Honda’s Operations

Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s financial services business offers various financing plans to its customers designed to increase the opportunity for sales of its products and to generate financing income. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve credit risk as well as risks relating to lease residual values, cost of capital and access to funding. Competition for customers and/or these risks may affect Honda’s results of operations in the future.

Honda relies on various suppliers for the provision of certain raw materials and components

Honda purchases raw materials, and certain components and parts, from numerous external suppliers, and relies on some key suppliers for some items and the raw materials it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of supply and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

Honda conducts its operations in various regions of the world

Honda conducts its businesses worldwide, and in several countries, Honda conducts businesses through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses are subject to various regulations, including the legal and other requirements of each country. If these regulations or the business conditions or policies of these local entities change, it may have an adverse affect on Honda’s business, financial condition or results of operations.

Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts, political uncertainty, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to wars, use of force by foreign countries, terrorism, multinational conflicts, political uncertainty, natural disasters, epidemics, labor strikes and other events beyond our control which may delay or disrupt

Honda’s local operations in the affected regions, including the purchase of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. Delays or disruptions in one region may in turn affect our global operations. If such delay or disruption occurs and continues for a long period of time, Honda’s business, financial condition or results of operations may be adversely affected.

Honda may be adversely affected by inadvertent disclosure of confidential information

Although Honda maintains internal controls through established procedures to keep confidential information including personal information of its customers and relating parties, such information may be inadvertently disclosed. If this occurs, Honda may be subject to, and may be adversely affected by, claims for damages from the customers or parties affected. Also, inadvertent disclosure of confidential business or technical information to third parties may result in a loss of Honda’s competitiveness.

Risks Relating to Pension Costs and Other Postretirement Benefits

Honda has pension plans and provides other post-retirement benefits. The amounts of pension benefits, lump-sum payments and other post-retirement benefits are primarily based on the combination of years of service and compensation. The funding policy is to make periodic contributions as required by applicable regulations. Benefit obligations and pension costs are based on assumptions of many factors, including the discount rate, the rate of salary increase and the expected long-term rate of return on plan assets. Differences in actual expenses and costs or changes in assumptions could affect Honda’s pension costs and benefit obligations, including Honda’s cash requirements to fund such obligations, which could materially affect our financial condition and results of operations.

A holder of ADSs will have fewer rights than a shareholder has and such holder will have to act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including exercising voting rights inherent in their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records, and exercising appraisal rights, are available only to holders of record. Because the depositary, through its custodian agents, is the record holder of the Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited Shares. The depositary will make efforts to exercise votes regarding the Shares underlying the ADSs as instructed by the holders and will pay to the holders the dividends and distributions collected from the Company. However, in the capacity as an ADS holder, such holder will not be able to bring a derivative action, examine our accounting books or records or exercise appraisal rights through the depositary.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

The Company’s Articles of Incorporation, Regulations of the Board of Directors, Regulations of the Board of Corporate Auditors and the Japanese Company Law govern corporate affairs of the Company. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties, and shareholders’ rights may be different from those that would apply if the Company were a U.S. company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of the United States. A ADS holder may have more difficulty in asserting his/her rights as a shareholder than such ADS holder would as a shareholder of a U.S. corporation. In addition, Japanese courts may not be willing to enforce liabilities against the Company in actions brought in Japan that are based upon the securities laws of the United States or any U.S. state.

Because of daily price range limitations under Japanese stock exchange rules, a holder of ADSs may not be able to sell his/her shares of the Company’s Common Stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

U.S. investors may have difficulty in serving process or enforcing a judgment against the Company or its directors, executive officers or corporate auditors

The Company is a limited liability, joint stock corporation incorporated under the laws of Japan. Most of its directors, executive officers and corporate auditors reside in Japan. All or substantially all of the Company’s assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon the Company or these persons or to enforce against the Company or these persons judgments obtained in U.S. Courts predicated upon the civil liability provisions of the Federal securities laws of the United States. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

The Company’s shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice and relevant regulatory regime of publicly listed companies in Japan may differ from that followed in foreign markets. The Company’s dividend payout practice is no exception. While the Company may announce forecasts of year-end and interim dividends prior to the record date, these forecasts are not legally binding. The actual payment of year-end dividends requires a resolution of the Company’s shareholders. If the shareholders adopt such a resolution, the year-end dividend payment is made to shareholders as of the applicable record date, which is currently specified as March 31 by the Company’s Articles of Incorporation. However, such a resolution of the shareholders is usually made at an ordinary general meeting of shareholders held in June. The payment of interim dividends requires a resolution of the Company’s board of directors. If the board adopts such a resolution, the dividend payment is made to shareholders as of the applicable record date, which is currently specified as September 30 by the Articles of Incorporation. However, the board usually does not adopt a resolution with respect to an interim dividend until after September 30.

Shareholders of record as of an applicable record date may sell shares after the record date in anticipation of receiving a certain dividend payment based on the previously announced forecasts. However, since these forecasts are not legally binding and resolutions to pay dividends are usually not adopted until after the record date, our shareholders of record on record dates for year-end or interim dividends may not receive the dividend they anticipate.

Management Policy

The company has omitted its management policy since there are no significant changes from the management policy disclosed in its 6-K filed on May 22, 2007.

For the material of that 6-K, click on the following link.

http://www.honda.co.jp/investors/

Medium- and long-term management strategy and Management target: Preparing for the Next Leap Forward

Honda aims to achieve global growth by further encouraging and strengthening innovation and creativity and creating quality products that please the customers and exceed their expectations.

Therefore, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D, production and sales capabilities. Furthermore, Honda will continue to enhance its social reputation in the community through companywide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

1. Research and Development

In connection with its efforts to develop the most effective safety and environmental technologies, Honda will continue to be innovative in advanced technology and products. Honda aims to create and introduce new value-added products to quickly respond to specific needs in various markets around the world. Honda will also continue its efforts to conduct research on experimental technologies for the future.

2. Production Efficiency

Honda will establish and enhance efficient and flexible production systems at its global production bases and supply high quality products, with the aim of meeting the needs of its customers in each region.

3. Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and will show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

4. Product Quality

In response to increasing customer demand, Honda will upgrade its quality control by enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5. Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda will also work to advance fuel cell technology and steadily promote its new solar cell business. In addition, Honda will further its efforts to minimize its environmental impact. To this end, Honda sets global targets to reduce the environmental burden as measured by the Life Cycle Assessment*, in all areas of business, spanning production, logistics and sales.

*	Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

7. Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management as well as participating in community activities and making philanthropic contributions.

Through these Company-wide activities, Honda will strive to become a company whose presence is welcomed by our shareholders, customers and society.

Preparing for the Future

The Company temporarily suspended production at its sites located in Japan due to the effects of the Great East Japan Earthquake that occurred on March 11, 2011, which included a shortage of parts supplies. In addition, some of Honda’s business sites, such as Honda’s R&D subsidiary located in Tochigi Prefecture, were severly damaged. By April 11, 2011, the Company had resumed production activities at all of its production sites; however, production of completed automobiles at plants within Japan and production of components and parts for Honda’s overseas sites will be operating at approximately half the normal rate until the end of June. Honda will make decisions regarding operation from July onwards upon consideration of the circumstances at the time, as parts supplies are still not stable. However, we do anticipate that we will be able to return to normal production by the end of this year. Production at Honda’s automobile plants overseas is still reduced as well and Honda will also make decisions regarding these operations upon consideration of the circumstances at the time. Therefore, Honda is putting a great deal of effort into providing support, so that it can ensure stable production by suppliers and resume the services that dealers provide customers. Honda will do all that it can to overcome these grave circumstances and bring about the recovery of its operations as soon as possible.

In response to the occurrence of inappropriate activities at Honda Trading Corporation, which is a subsidiary of the Company, and based on the investigation report and suggestion for preventive countermeasures that was submitted to the Company’s board of directors by the investigation committee established with external experts, the Company will build a system to make appropriate business judgments in accordance with the applicable laws and regulations and will further enhance corporate governance, increasing compliance awareness, and strengthen the risk management systems including through a reexamination of personnel management systems.

Honda will strive to achieve its vision for the Company as it moves towards 2020: “To provide good products in a timely fashion, at affordable prices, and with low Co2 emissions”.

Consolidated Financial Summary

For the three months and the year ended March 31, 2010 and 2011

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2010 unaudited	Three months ended Mar. 31, 2011 unaudited	Year ended Mar. 31, 2010 audited	Year ended Mar. 31, 2011 unaudited
Net sales and other operating revenue	2,279,567	2,213,079	8,579,174	8,936,867
Operating income	96,097	46,206	363,775	569,775
Income before income taxes and equity in income of affiliates	93,587	76,615	336,198	630,548
Net income attributable to Honda Motor Co., Ltd.	72,176	44,554	268,400	534,088

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	39.78	24.72	147.91	295.67

	U.S. Dollars (millions)
		Three months ended Mar. 31, 2011 unaudited		Year ended Mar. 31, 2011 unaudited
Net sales and other operating revenue		26,616		107,479
Operating income		556		6,852
Income before income taxes and equity in income of affiliates		921		7,583
Net income attributable to Honda Motor Co., Ltd.		536		6,423

	U.S. Dollars
Basic net income attributable to Honda Motor Co., Ltd. per common share		0.30		3.56

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2010 audited	Mar. 31, 2011 unaudited
Assets
Current assets:
Cash and cash equivalents	1,119,902	1,279,024
Trade accounts and notes receivable	883,476	787,691
Finance subsidiaries-receivables, net	1,100,158	1,131,068
Inventories	935,629	899,813
Deferred income taxes	176,604	202,291
Other current assets	397,955	390,160

Total current assets	4,613,724	4,690,047

Finance subsidiaries-receivables, net	2,361,335	2,348,913

Investments and advances:
Investments in and advances to affiliates	457,834	440,026
Other, including marketable equity securities	184,847	199,906

Total investments and advances	642,681	639,932

Property on operating leases:
Vehicles	1,651,672	1,645,517
Less accumulated depreciation	343,525	287,885

Net property on operating leases	1,308,147	1,357,632

Property, plant and equipment, at cost:
Land	489,769	483,654
Buildings	1,509,821	1,473,067
Machinery and equipment	3,257,455	3,166,353
Construction in progress	143,862	202,186

	5,400,907	5,325,260
Less accumulated depreciation and amortization	3,314,244	3,385,904

Net property, plant and equipment	2,086,663	1,939,356

Other assets	616,565	594,994

Total assets	11,629,115	11,570,874

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2010 audited	Mar. 31, 2011 unaudited
Liabilities and Equity
Current liabilities:
Short-term debt	1,066,344	1,094,740
Current portion of long-term debt	722,296	962,455
Trade payables:
Notes	24,704	25,216
Accounts	802,464	691,520
Accrued expenses	542,521	525,540
Income taxes payable	23,947	31,960
Other current liabilities	236,854	236,761

Total current liabilities	3,419,130	3,568,192

Long-term debt, excluding current portion	2,313,035	2,043,240
Other liabilities	1,440,520	1,376,530

Total liabilities	7,172,685	6,987,962

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	45,463	46,330
Retained earnings	5,304,473	5,666,539
Accumulated other comprehensive income (loss), net	(1,208,162)	(1,495,380)
Treasury stock, at cost 20,225,694 shares on Mar. 31, 2010 and 9,126,716 shares in Mar. 31, 2011	(71,730)	(26,110)

Total Honda Motor Co., Ltd. shareholders’ equity	4,328,640	4,449,975

Noncontrolling interest	127,790	132,937

Total equity	4,456,430	4,582,912

Commitments and contingent liabilities

Total liabilities and equity	11,629,115	11,570,874

[2] Consolidated Statements of Income

(A) For the three months ended March 31, 2010 and 2011

	Yen (millions)
	Three months ended Mar. 31, 2010 unaudited	Three months ended Mar. 31, 2011 unaudited
Net sales and other operating revenue	2,279,567	2,213,079
Operating costs and expenses:
Cost of sales	1,694,201	1,647,432
Selling, general and administrative	351,275	395,615
Research and development	137,994	123,826

Operating income	96,097	46,206

Other income (expenses):
Interest income	5,088	6,741
Interest expense	(4,256)	(2,210)
Other, net	(3,342)	25,878
Income before income taxes and equity in income of affiliates	93,587	76,615

Income tax expense:
Current	8,991	36,136
Deferred	29,781	13,015

Income before equity in income of affiliates	54,815	27,464
Equity in income of affiliates	23,884	25,014

Net income	78,699	52,478
Less: Net income attributable to noncontrolling interests	6,523	7,924

Net income attributable to Honda Motor Co., Ltd.	72,176	44,554

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	39.78	24.72

(B) For the year ended March 31, 2010 and 2011

	Yen (millions)
	Year ended Mar. 31, 2010 audited	Year ended Mar. 31, 2011 unaudited
Net sales and other operating revenue	8,579,174	8,936,867
Operating costs and expenses:
Cost of sales	6,414,721	6,496,841
Selling, general and administrative	1,337,324	1,382,660
Research and development	463,354	487,591

Operating income	363,775	569,775

Other income (expenses):
Interest income	18,232	23,577
Interest expense	(12,552)	(8,474)
Other, net	(33,257)	45,670
Income before income taxes and equity in income of affiliates	336,198	630,548

Income tax expense:
Current	90,263	76,647
Deferred	56,606	130,180

Income before equity in income of affiliates	189,329	423,721
Equity in income of affiliates	93,282	139,756

Net income	282,611	563,477
Less: Net income attributable to noncontrolling interests	14,211	29,389

Net income attributable to Honda Motor Co., Ltd.	268,400	534,088

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	147.91	295.67

[3] Consolidated Statements of Stockholders’ Equity and Comprehensive Income

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Honda Motor Co., Ltd. Shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	86,067	172,529	43,965	5,099,267	(1,322,828)	(71,712)	4,007,288	123,056	4,130,344

Transfer to legal reserves			1,498	(1,498)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(61,696)			(61,696)		(61,696)
Dividends paid to noncontrolling interests								(16,278)	(16,278)
Capital transactions and others								127	127
Comprehensive income (loss):
Net income				268,400			268,400	14,211	282,611
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					91,097		91,097	5,750	96,847
Unrealized gains (losses) on marketable securities, net					23,107		23,107	111	23,218
Unrealized gains (losses) on derivative instruments, net					(324)		(324)		(324)
Pension and other postretirement benefits adjustments					786		786	813	1,599

Total comprehensive income							383,066	20,885	403,951

Purchase of treasury stock						(20)	(20)		(20)
Reissuance of treasury stock						2	2		2
Retirement of treasury stock									—

Balance at March 31, 2010	86,067	172,529	45,463	5,304,473	(1,208,162)	(71,730)	4,328,640	127,790	4,456,430

Cumulative effect of adjustments resulting from the adoption of new accounting standards on variable interest entities, net of tax				1,432			1,432		1,432
Adjusted balances at March 31, 2010	86,067	172,529	45,463	5,305,905	(1,208,162)	(71,730)	4,330,072	127,790	4,457,862

Transfer to legal reserves			867	(867)			—		—
Dividends paid to Honda Motor Co., Ltd. Shareholders				(92,170)			(92,170)		(92,170)
Dividends paid to noncontrolling interests								(16,232)	(16,232)
Capital transactions and others								(946)	(946)
Comprehensive income (loss):
Net income				534,088			534,088	29,389	563,477
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(290,745)		(290,745)	(6,796)	(297,541)
Unrealized gains (losses) on marketable securities, net					575		575	(27)	548
Unrealized gains (losses) on derivative instruments, net					168		168		168
Pension and other postretirement benefits adjustments					2,784		2,784	(241)	2,543

Total comprehensive income							246,870	22,325	269,195

Purchase of treasury stock						(34,800)	(34,800)		(34,800)
Reissuance of treasury stock						3	3		3
Retirement of treasury stock				(80,417)		80,417	—		—

Balance at March 31, 2011	86,067	172,529	46,330	5,666,539	(1,495,380)	(26,110)	4,449,975	132,937	4,582,912

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2010 audited	Year ended Mar. 31, 2011 unaudited
Cash flows from operating activities:
Net income	282,611	563,477
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	401,743	351,496
Depreciation of property on operating leases	227,931	212,143
Deferred income taxes	56,606	130,180
Equity in income of affiliates	(93,282)	(139,756)
Dividends from affiliates	140,901	98,182
Gain on sales of investments in affiliates	—	(46,756)
Provision for credit and lease residual losses on finance subsidiaries-receivables	40,062	13,305
Impairment loss on investments in securities	603	2,133
Damaged and Impairment loss on long-lived assets and goodwill excluding property on operating leases	548	16,833
Impairment loss on property on operating leases	3,312	835
Loss (gain) on derivative instruments, net	(37,753)	(7,788)
Decrease (increase) in assets:
Trade accounts and notes receivable	(6,910)	38,700
Inventories	352,994	(33,676)
Other current assets	103,071	266
Other assets	24,150	(40,729)
Increase (decrease) in liabilities:
Trade accounts and notes payable	151,345	(55,331)
Accrued expenses	(20,457)	39,103
Income taxes payable	(14,524)	9,461
Other current liabilities	5,662	32,209
Other liabilities	(30,146)	(83,115)
Other, net	(44,255)	(30,335)

Net cash provided by operating activities	1,544,212	1,070,837

Cash flows from investing activities:
Increase in investments and advances	(19,419)	(11,412)
Decrease in investments and advances	14,078	13,995
Payments for purchases of available-for-sale securities	(5,871)	(262)
Proceeds from sales of available-for-sale securities	4,945	2,739
Payments for purchases of held-to-maturity securities	(21,181)	(179,951)
Proceeds from redemptions of held-to-maturity securities	6,283	154,977
Proceeds from sales of investments in affiliates	—	71,073
Capital expenditures	(392,062)	(318,543)
Proceeds from sales of property, plant and equipment	24,472	24,725
Acquisitions of finance subsidiaries-receivables	(1,448,146)	(2,208,480)
Collections of finance subsidiaries-receivables	1,595,235	2,109,904
Sales (purchases) of finance subsidiaries-receivables, net	(55,168)	—
Purchase of operating lease assets	(544,027)	(798,420)
Proceeds from sales of operating lease assets	245,110	408,265

Net cash used in investing activities	(595,751)	(731,390)

[4] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Year ended Mar. 31, 2010 audited	Year ended Mar. 31, 2011 unaudited
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(649,641)	113,669
Proceeds from long-term debt	1,132,222	799,520
Repayment of long-term debt	(963,833)	(870,406)
Dividends paid	(61,696)	(92,170)
Dividends paid to noncontrolling interests	(16,278)	(16,232)
Sale (purchase) of treasury stock, net	(18)	(34,797)

Net cash provided by (used in) financing activities	(559,244)	(100,416)

Effect of exchange rate changes on cash and cash equivalents	40,316	(79,909)

Net change in cash and cash equivalents	429,533	159,122

Cash and cash equivalents at beginning of the year	690,369	1,119,902

Cash and cash equivalents at end of the period	1,119,902	1,279,024

[5] Events or circumstances that raise substantial doubt upon the entity’s ability to continue as a going concern

None

[6] Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 383

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd.,

American Honda Finance Corporation.

2.	Affiliated companies

Number of affiliated companies: 92

Corporate names of major affiliated companies accounted for under the equity method:

Guangqi Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 20

Reduced through reorganization: 27

Affiliated companies:

Reduced through reorganization: 11 ; Hero Honda Motors Ltd.

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the three months ended March 31, 2011 were ¥82.34=U.S.$1 and ¥112.57= Euro 1. The average exchange rates for the same period last year were ¥90.07=U.S.$1 and ¥125.62= Euro 1.

The average exchange rates for the fiscal year ended March 31, 2011 were ¥85.71=U.S.$1 and ¥113.11 = Euro 1 as compared with ¥92.85=U.S.$1 and ¥131.15 = Euro 1 for the same period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥83.15=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2011.

7.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

8.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

9.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

10.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

11.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

12.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

13.	The allowance for credit losses on finance subsidiaries-receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

14.	Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on managements’ evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

15.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

16.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells and product recalls.

[7] Significant Accounting Policy Change

1. Transfers of Financial Assets, and Consolidation of Variable Interest Entities

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. These standards amend the FASB Accounting Standards Codification (ASC) 860 “Transfers and Servicing”, and ASC 810 “Consolidation”. ASU 2009-16 removes the concept of a qualifying special purpose entity (QSPE) and removes the exception from applying consolidation accounting standards to QSPEs. ASU 2009-17 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a variable interest entity’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.

Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet in prior fiscal years were consolidated by the Company as of April 1, 2010. As a result, previously derecognized assets held by former QSPEs including finance subsidiaries receivables of ¥282,353 million and their related secured debt of ¥274,329 million were included in the Company’s consolidated balance sheet as of April 1, 2010. The assets and liabilities associated with former legacy off-balance sheet securitizations including retained interests in securitizations and servicing assets were removed from the Company’s consolidated balance sheet from April 1, 2010. The cumulative effect adjustment upon the adoption of these standards increased the Company’s beginning retained earnings for the year ended March 31, 2011 by ¥1,432 million, net of tax effect.

2. Multiple – Deliverable Revenue Arrangements

Honda adopted Accounting Standards Update (ASU) 2009-13 “Multiple – Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force”, which amends the FASB Accounting Standards Codification (ASC) 605-25 “Revenue Recognition – Multiple-Element Arrangements”, effective April 1, 2010. This standard requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminate residual method of allocation. The adoption of this standard did not have a material impact on the Company’s consolidated financial position or results of operations.

[8] Notes to Consolidated financial statements

Notes to Consolidated balance sheets:

1.	The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2010	Mar. 31, 2011
The allowance for doubtful trade accounts and notes receivables	8,555	7,904
The allowance for credit losses for finance subsidiaries-receivables	34,927	24,890
The allowance for losses on lease residual values for financial-subsidiaries receivables	9,253	7,225
The allowance for inventory losses and obsolescence	25,569	21,748
The allowance for doubtful accounts for other assets	9,319	23,275

2.	Net book value of property, plant and equipment that were subject to specific collateral securing indebtedness and debt-related mortgages are as follows: Yen (millions)

	Mar. 31, 2010	Mar. 31, 2011
Mortgaged assets
Trade accounts and notes receivable	8,655	13,808
Inventories	3,777	11,691
Other Current liabilities	—	5,337
Property, plant and equipment	20,492	24,548
Finance subsidiaries-receivables	352,618	504,587

Mortgage-related debts
Short-term debt	44,503	298,379
Long-term debt	326,851	232,577

Honda adopted Accounting Standards Update (ASU) 2009-16 “Accounting for Transfers of Financial Assets”, and ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, effective April 1, 2010. Upon the adoption of these standards, former 10 QSPEs treated as legacy off-balance sheet in prior fiscal years were consolidated by the Company as of April 1, 2010. As a result, the finance subsidiaries-receivables pledged as collateral and related secured debt obligations have increased in the Company’s consolidated financial statements.

Note: Please refer to [7] Significant Accounting Policy Change.

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2010	Mar. 31, 2011
Bank loans of employees for their housing costs	31,772	30,393

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2011, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated statements of stockholders’ equity

The total amount of dividends for the fiscal year ended March 31, 2011, was JPY 92,170 million.

The company intends to distribute year-end cash dividends of JPY 27,034 million to the stockholders of record on March 31, 2011.

[9] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended March 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	335,154	1,721,381	144,374	78,658	2,279,567	—	—	2,279,567
Intersegment	—	—	3,003	5,821	8,824	(8,824)	—	—

Total	335,154	1,721,381	147,377	84,479	2,288,391	(8,824)	—	2,279,567

Cost of sales, SG&A and R&D expenses	307,134	1,697,381	100,159	87,620	2,192,294	(8,824)	—	2,183,470

Segment income (loss)	28,020	24,000	47,218	(3,141)	96,097	—	—	96,097

For the three months ended March 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	353,112	1,645,355	134,550	80,062	2,213,079	—	—	2,213,079
Intersegment	—	3,083	2,803	5,451	11,337	(11,337)	—	—

Total	353,112	1,648,438	137,353	85,513	2,224,416	(11,337)	—	2,213,079

Cost of sales, SG&A and R&D expenses	304,978	1,687,615	97,746	87,871	2,178,210	(11,337)	—	2,166,873

Segment income (loss)	48,134	(39,177)	39,607	(2,358)	46,206	—	—	46,206

(B) As of and for the year ended March 31, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,140,292	6,554,848	606,352	277,682	8,579,174	—	—	8,579,174
Intersegment	—	—	12,459	26,936	39,395	(39,395)	—	—

Total	1,140,292	6,554,848	618,811	304,618	8,618,569	(39,395)	—	8,579,174

Cost of sales, SG&A and R&D expenses	1,081,455	6,428,090	423,910	321,339	8,254,794	(39,395)	—	8,215,399

Segment income (loss)	58,837	126,758	194,901	(16,721)	363,775	—	—	363,775

Assets	1,025,665	5,044,247	5,541,788	281,966	11,893,666	(264,551)	—	11,629,115
Depreciation and amortization	48,683	337,787	230,453	12,751	629,674	—	—	629,674
Capital expenditures	38,332	284,586	546,342	23,748	893,008	—	—	893,008

As of and for the year ended March 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,288,194	6,794,098	561,896	292,679	8,936,867	—	—	8,936,867
Intersegment	—	8,218	11,562	25,600	45,380	(45,380)	—	—

Total	1,288,194	6,802,316	573,458	318,279	8,982,247	(45,380)	—	8,936,867

Cost of sales, SG&A and R&D expenses	1,149,600	6,537,766	387,179	323,804	8,398,349	(45,380)	14,123	8,367,092

Segment income (loss)	138,594	264,550	186,279	(5,525)	583,898	—	(14,123)	569,775

Assets	933,671	4,883,029	5,572,152	290,730	11,679,582	(108,708)	—	11,570,874
Depreciation and amortization	40,324	296,364	213,805	13,146	563,639	—	—	563,639
Capital expenditures	37,084	273,502	800,491	13,963	1,125,040	—	—	1,125,040

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 338,135 million as of March 31, 2010 and JPY 453,116 million as of March 31, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 227,931 million for the year ended March 31, 2010 and JPY 212,143 million for the year ended March 31, 2011, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 544,027 million for the year ended March 31, 2010 and JPY 798,420 million for the year ended March 31, 2011 respectively, of purchase of operating lease assets.

5.	For further information on other adjustments, refer to [11] Other 1 “Out-of-period adjustments”. The amount of out-of-period adjustments are not used by management in deciding how to allocate resources and in assessing the Company’s operating performance. Therefore, the adjustments are not included in Power product and other businesses but as other adjustments for the year ended March 31, 2011.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended March 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	512,656	961,342	193,397	369,141	243,031	2,279,567	—	—	2,279,567
Transfers between geographic areas	381,671	42,670	14,719	60,014	8,290	507,364	(507,364)	—	—

Total	894,327	1,004,012	208,116	429,155	251,321	2,786,931	(507,364)	—	2,279,567

Cost of sales, SG&A and R&D expenses	903,114	933,288	215,761	399,080	232,421	2,683,664	(500,194)	—	2,183,470

Operating income (loss)	(8,787)	70,724	(7,645)	30,075	18,900	103,267	(7,170)	—	96,097

For the three months ended March 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	456,464	924,280	171,008	404,371	256,956	2,213,079	—	—	2,213,079
Transfers between geographic areas	437,415	52,338	26,351	68,041	7,350	591,495	(591,495)	—	—

Total	893,879	976,618	197,359	472,412	264,306	2,804,574	(591,495)	—	2,213,079

Cost of sales, SG&A and R&D expenses	915,680	952,060	199,124	440,305	251,146	2,758,315	(591,442)	—	2,166,873

Operating income (loss)	(21,801)	24,558	(1,765)	32,107	13,160	46,259	(53)	—	46,206

(B) As of and for the year ended March 31, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,864,513	3,752,417	769,857	1,320,047	872,340	8,579,174	—	—	8,579,174
Transfers between geographic areas	1,441,264	155,799	55,615	198,533	24,151	1,875,362	(1,875,362)	—	—

Total	3,305,777	3,908,216	825,472	1,518,580	896,491	10,454,536	(1,875,362)	—	8,579,174

Cost of sales, SG&A and R&D expenses	3,334,912	3,671,837	836,344	1,405,574	850,683	10,099,350	(1,883,951)	—	8,215,399

Operating income (loss)	(29,135)	236,379	(10,872)	113,006	45,808	355,186	8,589	—	363,775

Assets	2,947,764	6,319,896	591,423	1,050,727	619,345	11,529,155	99,960	—	11,629,115
Long-lived assets	1,113,386	1,861,596	107,262	240,704	162,198	3,485,146	—	—	3,485,146

As of and for the year ended March 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	1,834,003	3,941,505	618,426	1,594,058	948,875	8,936,867	—	—	8,936,867
Transfers between geographic areas	1,777,204	206,392	80,872	247,109	33,208	2,344,785	(2,344,785)	—	—

Total	3,611,207	4,147,897	699,298	1,841,167	982,083	11,281,652	(2,344,785)	—	8,936,867

Cost of sales, SG&A and R&D expenses	3,545,089	3,846,975	709,501	1,690,530	912,534	10,704,629	(2,351,660)	14,123	8,367,092

Operating income (loss)	66,118	300,922	(10,203)	150,637	69,549	577,023	6,875	(14,123)	569,775

Assets	2,875,630	6,209,145	564,678	1,049,113	658,636	11,357,202	213,672	—	11,570,874
Long-lived assets	1,053,168	1,852,542	106,633	231,867	147,363	3,391,573	—	—	3,391,573

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 338,135 million as of March 31, 2010 and JPY 453,116 million as of March 31, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	For further information on other adjustments, refer to [11] Other 1 “Out-of-period adjustments”. The adjustments are not included in Japan but as other adjustments for the year ended March 31, 2011.

[10] Notes to information about per common share

Honda Motor Co., Ltd. shareholders’ equity per common share and basic net income attributable to Honda Motor Co., Ltd. per common share are as follows: Yen

	Mar. 31, 2010	Mar. 31, 2011
Honda Motor Co., Ltd. shareholders’ equity per common share	2,385.45	2,469.05
Basic net income attributable to Honda Motor Co., Ltd. per common share	147.91	295.67

Honda Motor Co., Ltd. shareholders’ equity per common share has been computed by dividing Honda Motor Co., Ltd. shareholders’ equity by the number of shares outstanding at the end of each period. The number of common shares, at the end of the year ended March 31, 2010 and 2011 were 1,814,602,736 and 1,802,301,714, respectively. Basic net income attributable to Honda Motor Co., Ltd. per common share has been computed by dividing net income attributable to Honda Motor Co., Ltd. by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the year ended March 31, 2010 and 2011 were 1,814,605,803 and 1,806,360,505, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2010 or 2011.

[11] Other

1. Out-of-period adjustments

The overstatements of trade accounts and notes receivable, inventories, net sales and other operating revenue, and cost of sales in the previously issued consolidated financial statements, in relation to “inventory management trading” activities in which a domestic subsidiary of the Company has involved were found. The Company recorded the related cumulative loss amounted to JPY 14,123 million, which incurred in prior fiscal years, as selling, general and administrative expenses in the Company’s consolidated statements of income for the year ended March 31, 2011, not by retrospectively adjusting the prior year financial statements. As a result, operating income for the year ended March 31, 2011 decreased by JPY 14,123 million. Honda believes that these out-of-period adjustments are immaterial to the Company’s consolidated financial statements or results of operations as of and for the three months and nine months ended December 31, 2010 as well as prior periods.

*	“Inventory management trading” means transactions in which a domestic subsidiary of the Company temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after a certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products.

2. Dissolution of the joint venture

On March 22, 2011, Honda sold all of its investments in Hero Honda Motors Ltd. (HHML) with book value of JPY 34,275 million, which represented 26.0% of HHML’s total outstanding shares, to its joint venture partner at JPY 71,073 million for the dissolution of the joint venture. In addition, Honda and HHML have signed a new licensing agreement which enables HHML to continue producing, selling and servicing its current products. Consideration for the licensing agreement was JPY 45,000 million, and becomes due through 2014.

Total consideration received less interest portion, including the fair value attributable to the termination of certain obligations under the joint venture agreement, is allocated to each element using the relative selling price method in accordance with FASB ASC 605 “Revenue Recognition”. As a result, the Company recognized revenue of JPY 32,015 million related to the licensing agreement in Net sales and other operating revenue, and gain on sale of the investments of JPY 46,756 million in Other income (expense) – Other, net.

Transaction prices were determined through negotiation based on the estimate by management of Honda after considering economic rationality.

3. Impact on the Company’s consolidated financial position or results of operations of the Great East Japan Earthquake occurred on March 11, 2011

On March 11, 2011, Japan experienced a large earthquake commonly referred to as the Great East Japan Earthquake, which caused damage to certain of property, plant and equipment and inventory, and temporary suspension of production of the Company’s plants and research and development activities of the Company and its domestic consolidated subsidiaries.

As a result, the Company and its domestic consolidated subsidiaries recognized JPY 45,720 million of losses, of which JPY 17,450 million is included in cost of sales and JPY 28,270 million is included in selling, general and administrative in the accompanying consolidated statement of income for the year ended March 31, 2011. The losses mainly consist of unallocated fixed production overhead of JPY 15,062 million which is included in cost of sales, and loss on damaged property, plant and equipment of JPY 15,647 million which is included in selling, general and administrative.

The Company and its domestic consolidated subsidiaries did not recognize the costs of future restoration activities expected to be incurred in the next fiscal year in the current year consolidated financial statements.

[12] Reclassifications and Revision

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the fiscal year ended March, 2011.

[13] Unit Sales Breakdown

For the three months and the year ended March 31, 2010 and 2011

	Unit (thousands)
	Three months ended Mar. 31, 2010	Three months ended Mar. 31, 2011	Year ended Mar. 31, 2010	Year ended Mar. 31, 2011
MOTORCYCLES

Japan	59	52	190	190
	(59)	(52)	(190)	(190)
North America	45	38	189	185
	(23)	(21)	(98)	(90)
Europe	59	58	199	202
	(57)	(57)	(192)	(195)
Asia	2,053	2,310	7,628	9,178
	(2,053)	(2,310)	(7,628)	(9,178)
Other Regions	386	476	1,433	1,690
	(384)	(472)	(1,422)	(1,676)

Total	2,602	2,934	9,639	11,445
	(2,576)	(2,912)	(9,530)	(11,329)
AUTOMOBILES

Japan	183	142	646	582
North America	330	356	1,297	1,458
Europe	58	56	249	198
Asia	237	238	950	1,008
Other Regions	66	68	250	266

Total	874	860	3,392	3,512

POWER PRODUCTS

Japan	102	104	322	388
North America	656	706	1,818	2,085
Europe	444	490	1,066	1,174
Asia	291	307	1,069	1,325
Other Regions	138	139	469	537

Total	1,631	1,746	4,744	5,509

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

4.	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

[14] Net Sales Breakdown

For the three months and the year ended March 31, 2010 and 2011

	Yen (millions)
	Three months ended Mar. 31, 2010	Three months ended Mar. 31, 2011	Year ended Mar. 31, 2010	Year ended Mar. 31, 2011
MOTORCYCLE BUSINESS

Japan	20,470	17,771	70,461	70,244
North America	26,948	17,292	103,956	96,664
Europe	37,710	29,996	124,665	103,890
Asia	137,639	168,655	461,067	577,669
Other Regions	112,387	119,398	380,143	439,727

Total	335,154	353,112	1,140,292	1,288,194

AUTOMOBILE BUSINESS

Japan	384,673	318,219	1,383,855	1,310,734
North America	780,370	764,586	3,013,432	3,252,852
Europe	132,192	116,477	575,326	441,696
Asia	274,455	301,353	1,041,258	1,221,704
Other Regions	149,691	144,720	540,977	567,112

Total	1,721,381	1,645,355	6,554,848	6,794,098

FINANCIAL SERVICES BUSINESS

Japan	6,207	6,626	24,635	26,349
North America	130,738	119,791	553,169	503,960
Europe	2,278	2,259	10,428	9,263
Asia	1,048	882	4,318	3,728
Other Regions	4,103	4,992	13,802	18,596

Total	144,374	134,550	606,352	561,896

POWER PRODUCT & OTHER BUSINESSES

Japan	24,371	22,003	98,367	96,515
North America	17,600	18,541	65,890	67,917
Europe	19,777	20,373	54,366	55,264
Asia	10,591	13,025	36,754	49,369
Other Regions	6,319	6,120	22,305	23,614

Total	78,658	80,062	277,682	292,679

TOTAL

Japan	435,721	364,619	1,577,318	1,503,842
North America	955,656	920,210	3,736,447	3,921,393
Europe	191,957	169,105	764,785	610,113
Asia	423,733	483,915	1,543,397	1,852,470
Other Regions	272,500	275,230	957,227	1,049,049

Total	2,279,567	2,213,079	8,579,174	8,936,867

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of Power product & Other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

3.	For further information on other adjustments, refer to [11] Other 1 “Out-of-period adjustments”.

Unconsolidated Financial Summary

(Parent company only)

(For the year ended March 31, 2010 and 2011)

Financial Highlights

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2010	% Change	Year ended Mar. 31, 2011
Net sales	2,717,736	+7.3%	2,915,416
Operating income (loss)	(71,594)	—	13,994
Ordinary income (loss)	241,391	-4.8%	229,769
Net income (loss)	232,600	-62.7%	86,657

	Yen
Net income per share (loss)	128.18		47.97

Financial forecast for the Fiscal Year Ending March 31, 2012

(Parent company only)

The Company is currently unable to reasonably calculate forecasts of the unconsolidated financial results for the fiscal year ending March 31, 2012, due to the impact of the Great East Japan Earthquake that occurred on March 11, 2011.

Therefore, the Company will release the forecasts of unconsolidated financial results for the fiscal year ending March 31, 2012 as soon as they become available.

[1] Unconsolidated Balance Sheets

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2010	Year ended Mar. 31, 2011
Current assets	880,494	966,667
Fixed assets	1,658,790	1,509,316

Total assets	2,539,284	2,475,984

Current liabilities	463,604	449,239
Fixed liabilities	239,334	234,889

Total liabilities	702,938	684,129
Common stock	86,067	86,067
Capital surplus	170,313	170,313
Retained earnings	1,629,466	1,536,491
Treasury stock	(78,872)	(26,209)
Difference of appreciation and conversion	29,371	25,192

Total net assets	1,836,346	1,791,854

Total liabilities and net assets	2,539,284	2,475,984

[2] Unconsolidated Statements of Income

(Parent company only)

	Yen(millions)
	Year ended Mar. 31, 2010	Year ended Mar. 31, 2011
Net sales	2,717,736	2,915,416
Cost of sales	1,969,699	2,037,882
Selling, general and administrative expenses	819,632	863,539

Operating income (loss)	(71,594)	13,994
Non-operating income	342,209	243,092
Non-operating expenses	29,223	27,317
Ordinary income (loss)	241,391	229,769
Extraordinary income	1,668	115,334
Extraordinary loss	4,378	172,690

Income before income taxes (loss)	238,680	172,413
Income taxes (benefit) expense:
Current	18,262	62,838
Deferred	(12,181)	13,586

Net income (loss)	232,600	86,657

[3] Unconsolidated Statements of Stockholders’ Equity

(Parent company only)

	Stockholders’ equity					Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges
Balance at March 31, 2010	86,067	170,313	1,629,466	(78,872)	1,806,974	29,695	(324)	1,836,346

Changes of items during the period
Dividend from surplus			(92,170)		(92,170)			(92,170)
Net income (loss)			86,657		86,657			86,657
Purchase of treasury stock				(34,800)	(34,800)			(34,800)
Reissuance of treasury stock				3	2			2
Retirement of treasury stock			(87,461)	87,461
others						(4,347)	168	(4,178)
Total changes of items during the period	—	—	(92,975)	52,663	(40,312)	(4,347)	168	(44,491)

Balance at March 31, 2011	86,067	170,313	1,536,491	(26,209)	1,766,662	25,348	(156)	1,791,854

Explanatory note:

Number of treasury stock: Shares

Mar. 31, 2010	Mar. 31, 2011
20,225,694	9,126,716

[4] Unit Sales Breakdown

(Parent company only)

	Unit (thousands)
	Year ended Mar. 31, 2010	Year ended Mar. 31, 2011
MOTORCYCLES
Japan	189	190
(motorcycles only)	(189)	(190)
Export	138	188
(motorcycles only)	(137)	(187)

Total	327	379
(motorcycles only)	(327)	(378)

AUTOMOBILES
Japan	678	590
(mini vehicles only)	(160)	(150)
Export	264	383

Total	942	974

POWER PRODUCTS
Japan	315	371
Export	563	743

Total	878	1,115

[5] Net Sales Breakdown

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2010	Year ended Mar. 31, 2011
MOTORCYCLES
Japan	50,115	49,427
Export	228,767	243,154

Total	278,882	292,581

AUTOMOBILES
Japan	1,082,497	974,360
Export	1,273,598	1,546,563

Total	2,356,095	2,520,924

POWER PRODUCTS
Japan	20,142	22,144
Export	62,615	79,766

Total	82,758	101,910

TOTAL
Japan	1,152,755	1,045,933
Export	1,564,981	1,869,483

Total	2,717,736	2,915,416

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month May 2011.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

[Translation]

April 28, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Discrepancies from Forecasts for

Consolidated and Unconsolidated Financial Results of the Fiscal Year Ended March 31, 2011

and an Accrual of Extraordinary Loss in the Unconsolidated Financial Results

for the Fiscal Year Ended March 31, 2011

Honda Motor Co., Ltd. (the “Company”) hereby announces that significant discrepancies occurred between unconsolidated financial results of the fiscal year ended March 31, 2011 and the Company’s forecasts for the same period that were announced on October 29, 2010, and between consolidated financial results and the Company’s forecasts for the same period that were announced on January 31, 2011. The Company also announces an accrual of extraordinary loss in its unconsolidated financial results for the fiscal year ended March 31, 2011.

Particulars

1.	Discrepancies from Forecasts for Financial Results of the Fiscal Year Ended March 31, 2011

(1)	Consolidated Financial Results

	(Millions of Yen, except net income attributable to Honda Motor Co., Ltd. per common share)
	Net sales and other operating revenue	Operating income	Income before income taxes, and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast previously announced (A)	8,900,000	620,000	665,000	530,000	293.41
Results of the fiscal year ended March 31, 2011 (B)	8,936,867	569,775	630,548	534,088	295.67
Change (B-A)	36,867	-50,225	-34,452	4,088	—
Percentage change (%)	0.4	-8.1	-5.2	0.8	—
(Reference) Results of the fiscal year ended March 31, 2010	8,579,174	363,775	336,198	268,400	147.91

(2)	Unconsolidated Financial Results

	(Millions of Yen, except basic net income per common share)
	Net sales	Operating income	Ordinary income	Net income	Basic net income per common share (Yen)
Forecast previously announced (A)	3,060,000	-10,000	190,000	160,000	88.58
Results of the fiscal year ended March 31, 2011 (B)	2,915,416	13,994	229,769	86,657	47.97
Change (B-A)	-144,583	23,994	39,769	-73,342	—
Percentage change (%)	-4.7	—	20.9	-45.8	—
(Reference) Results of the fiscal year ended March 31, 2010	2,717,736	-71,594	241,391	232,600	128.18

2.	Basis for the Occurrence of Significant Discrepancies from Forecasts for Unconsolidated Financial Results of the Fiscal Year Ended March 31, 2011

Unconsolidated operating income for the fiscal year ended March 31, 2011 exceeded the forecasts for unconsolidated financial results for the same period that were announced on October 29, 2010, due mainly to continuing cost reduction efforts, the currency effects and decreased R&D expenses, which more than offset the negative impact of the change in revenue and model mix, etc. Net income for the fiscal year ended March 31, 2011 fell short of the forecasts for unconsolidated financial results for the same period that were announced on October 29, 2010, due mainly to the impairment loss on shares that the Company currently holds, and the impact of the Great East Japan Earthquake that occurred on March 11, 2011.

3. Accrual of Extraordinary Loss in the Unconsolidated Financial Results for the Fiscal Year Ended March 31, 2011

(1)	Date of Occurrence of the Extraordinary Loss

April 28, 2011 (the date on which the decision was made at the meeting of the Board of Directors of the Company)

(2)	Outline of the Extraordinary Loss

The Board of Directors of the Company, at its meeting held on April 28, 2011, has decided to record an impairment loss on shares of the Company’s European subsidiaries, Honda Motor Europe Ltd. (the “HME”) and Honda of the U.K. Manufacturing Ltd. (the “HUM”) that the Company currently holds, based on significantly decreased real value of the aforementioned shares due to deterioration in earnings of HME and HUM.

(3)	Impact on Financial Results of the Company

The Company recorded impairment loss on shares in subsidiaries of 91.5 billion yen in total (79.4 billion yen on HME shares and 12.0 billion yen on HUM shares) as extraordinary loss in its unconsolidated financial results for the fiscal year ended March 31, 2011. There is no impact on the consolidated financial results of the Company for the fiscal year ended March 31, 2011, since HME and HUM are consolidated subsidiaries of the Company and therefore their financial conditions and operating results have already been reflected in the consolidated financial results of the Company in each quarterly period.

(4)	Amount of Impairment Loss on HME and HUM Shares in the Unconsolidated Financial Results for the Fiscal Year Ended March 31, 2011

(Numbers in brackets show percentage of impairment loss in ordinary income and net income for the fiscal year ended March 31, 2011)

(Millions of Yen)
(A) Amount of Impairment Loss on HME and HUM shares	91,501
(B) Ordinary Income (A/B x 100)	229,769 (39.8%)
(C) Net Income (A/C x 100)	86,657 (105.6%)